Apollo Hospitals
CHENNAI
touching lives

RECEIVED
2008 FEB -4 A 10:39

Date: January 12, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, D.C
20549-0302

08000527

SUPPL

Dear Sir,

Sub: Information under Rule 12g3-2(b).

Ref: Apollo Hospitals Enterprise Limited - File No. 82-34893

....

With reference to above, pursuant to Clause 35 & 49 of the Listing Agreement, please find enclosed the following:-

(i) Distribution of Shareholding for the quarter ended 31st December 2007.

(ii) List of persons/entities holding more than 1% of the share capital.

(iii) Compliance Report on Corporate Governance for the quarter ended 31st December 2007.

Please note that the details (i) & (ii) are being posted in our website.

Kindly acknowledge receipt.

Thanking you,

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

(I) (a) Statement Showing Shareholding Pattern

Name of the Company : Apollo Hospitals Enterprise Limited

Scrip Code : APOLLOHOSP   Quarter Ended : 31-Dec-2007

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares.	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	32	8,498,398	6,792,125	15.79	14.48
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate	4	7,620,433	7,604,833	14.16	12.99
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**36**	**16,118,831**	**14,396,958**	**29.95**	**27.47**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**36**	**16,118,831**	**14,396,958**	**29.95**	**27.47**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	7	398,284	397,284	0.74	0.68
(b)	Financial Institutions / Banks	13	98,257	96,309	0.18	0.17
(c)	Central Government/ State Government(s)	1	161,854	161,854	0.30	0.28
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies	3	222,630	222,630	0.41	0.38
(f)	Foreign Institutional Investors	56	16,785,478	16,785,478	31.19	28.60
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
	Sub-Total (B)(1)	**80**	**17,666,503**	**17,663,555**	**32.82**	**30.10**
B 2	**Non-institutions**					
(a)	Bodies Corporate	648	600,896	578,944	1.12	1.02
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	26,816	4,336,869	2,405,867	8.06	7.39
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	11	210,727	140,402	0.39	0.36
(c)	Any Other (specify)					
(c-i)	Trusts	19	59,049	194	0.11	0.10
(c-ii)	Directors & their Relatives	10	61,103	61,053	0.11	0.10
(c-iii)	Market Maker	12	1,495	1,495	0.00	0.00
(c-iv)	Non Resident Indians	914	1,167,338	283,702	2.17	1.99
(c-v)	Overseas Corporate Bodies	3	144,771	129,339	0.27	0.25
(c-vi)	Clearing Member	83	17,784	17,784	0.03	0.03
(c-vii)	Hindu Undivided Familes	256	95,407	95,407	0.18	0.16
(c-viii)	Foreign Corporate Bodies	8	13,343,619	13,343,619	24.79	22.74
	Sub-Total (B)(2)	**28,780**	**20,039,058**	**17,057,806**	**37.23**	**34.15**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**28,860**	**37,705,561**	**34,721,361**	**70.05**	**64.25**
	TOTAL (A)+(B)	**28,896**	**53,824,392**	**49,118,319**	**100**	**91.72**

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
(C)	Global Depository Receipts (GDRs)	1	4,861,310	4,861,310		8.28
	GRAND TOTAL (A)+(B)+(C)	28,897	58,685,702	53,979,629		100

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2007

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,205,493	2.05
2	Ms. Sucharitha P Reddy	1,470,837	2.51
3	Ms. Preetha Reddy	732,270	1.25
4	Ms. Suneeta Reddy	601,795	1.03
5	Ms. Shobana Khamineni	1,144,976	1.95
6	Ms. Sangita Reddy	1,286,254	2.19
7	Mr. Karthik Anand	110,300	0.19
8	Mr. Harshad Reddy	105,100	0.18
9	Ms. Sindhoori Reddy	258,200	0.44
10	Mr. Adithya Reddy	105,100	0.18
11	Ms. Upsana Kamineni	133,638	0.23
12	Mr. Puvansh Kamineni	106,100	0.18
13	Ms. Anushpala Kamineni	129,587	0.22
14	Mr. Anandith Reddy	115,100	0.20
15	Mr. Viswajith Reddy	111,150	0.19
16	Mr. Viraj Madhavan Reddy	84,112	0.14
17	Mr. P Obul Reddy	9,000	0.02
18	Mr. P Vijayakumar Reddy	666	0.00
19	Mr. Vishweswar Reddy	788,710	1.34
20	Mr. Anil Khamineni	10	0.00
21	PCR Investments Ltd	7,599,233	12.95
22	Obul Reddy Investments Ltd	5,600	0.01
23	Apollo Health Association	15,600	0.03
	TOTAL	16,118,831	27.47

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Dec-2007

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Apax Mauritius FDI One Limited	7,047,119	12.01
2	Bisikan Bayu Investments (Mauritius) Limited	5,500,000	9.37
3	The Bank of New York	4,861,310	8.28
4	FID Funds (Mauritius) Limited	3,676,379	6.26
5	Smallcap World Fund Inc	2,221,900	3.79
6	Oppenheimer Funds. Inc Oppenheimer International Small Company Fund	1,500,000	2.56
7	Emerging Markets Growth Fund Inc	1,222,966	2.08
8	Smallcap World Fund Inc	1,053,100	1.79
9	American Funds Insurance Series A/c American Funds Insurance Series - Global Small Capitalisation Fund	1,000,000	1.70
10	Robeco Capital Growth Funds	963,200	1.64
11	Fidelity Select Portfolios Medical Delivery Portfolio	742,520	1.27
12	International Finance Corporation	642,000	1.09
13	Capital International Emerging Markets Fund	612,800	1.04
	TOTAL	**31,043,294**	**52.90**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

31-Dec-2007

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Dr. Prathap C Reddy	1,205,493	2.05
2	Mrs. Sucharitha P Reddy	5,000	0.01
3	Mrs. Preetha Reddy	5,000	0.01
4	Mrs. Suneeta Reddy	5,000	0.01
5	Mrs. Shobana Khamineni	55,000	0.09
6	Mrs. Sangita Reddy	1,268,254	2.16
7	M/s. PCR Investments Limited	1,159,965	1.98
8	Apax Mauritius FDI One Limited	7,047,119	12.01
	TOTAL	10,750,831	6.31

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2007

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Outstanding GDRs	Number of outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Global Depository Receipts (GDRs)	4,861,310	4,861,310	8.28
	TOTAL	4,861,310	4,861,310	8.28

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

Chief Financial Officer & Company Secretary

31-Dec-2007

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the GDR Holder	Outstanding GDRs	Number of shares underlying outstanding GDRs	Shares underlying outstanding GDRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	4,861,310	4,861,310	8.28
	TOTAL		**4,861,310**	**8.28**

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Chief Financial Officer & Company Secretary

ANNEXURE I B

Quarterly Compliance Report on Corporate Governance

Name of the Company : Apollo Hospitals Enterprise Limited

Quarter ending on : 31st December 2007

Particulars	Clause of Listing agreement	Compliance Status Yes / No	Remarks
I Board of Directos	49 I		
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II Audit Committee	49 II		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 (IID)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III Subsidiary Companies	49 III	Yes	
IV Disclosures	49 IV		
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Board Disclosures	49 (IV B)		
(a) Disclosure of Accounting Treatment	49 (IV B)	NA	
(b) Risk Management	49 (IV B)	Yes	
(C) Proceeds from public issues, rights issues, preferential issues etc	49 (IV C)	Yes	
(D) Remuneration of Directors	49 (IV D)	Yes	shall be complied in Annual Report 2007-2008
(E) Management	49 (IV E)	Yes	shall be complied in Annual Report 2007-2008
(F) Shareholders	49 (IV F)	Yes	
V CEO / CFO Certification	49 V	Yes	shall be obtained at the end of the FY 2007-2008
VI Report on Corporate Governance	49 VI	Yes	shall be included in Annual Report
VII Compliance	49 VII	Yes	

for Apollo Hospitals Enterprise Limited

S.K. Venkataraman

S.K. Venkataraman
Compliance Officer

END